

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Midstream Partners LP
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> Re: **Navios Maritime Midstream Partners LP**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 22, 2014**
> **CIK No. 0001617049**

Dear Ms. Frangou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Noncompetition, page 9

1. We note your responses to our prior comments 7 and 26 and reissue. Please revise to briefly discuss any noncompetition provisions contained in the omnibus agreement which could restrict the company's growth and diversification. In this regard, we note that the current disclosure is focused on Navios Maritime Acquisition, Navios Maritime Holdings and Navios Maritime Partners and restrictions applicable to such companies.

Risk Factors, page 20

We are focused on employing vessels on long-term charters of at least five years, page 21

2. We note your response to our prior comment 8 and reissue in part. In your response, we note your statement that "[i]n the Partnership's experience, charters are generally entered into for time periods of less than five years." Please revise this risk factor to disclose this observation. We will not object to you qualifying such observation as contained in your response.

Navios Maritime Midstream Partners LP's Fleet, page 104

3. We note your response and revision in response to our prior comment 22. We further note a slight variation in the footnote disclosure accompanying the profit share column in different places in the document. Here it is described as a profit split between the owners and the charters, but at page 2, 3, 145 and 146, it is described as the charterer will receive the amount of profit disclosed. Please revise for consistency or advise.

Signatures, page II-3

4. We note your response to our prior comment 28 and reissue in part. Please revise the second half of your signature page to annotate that the registration statement will be signed by your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to the Instructions for Signatures on Form F-1.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP